Exhibit 99.4

John Barrie Hancock, P.Eng.
Barrie Hancock & Associates Incorporated
Suite 38, 20751 87th Avenue
Langley, British Columbia
V1M 2X3 Canada

August 9, 2011

Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Superintendent of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re:	Consent of Qualified Person
Canadian Zinc Corporation (the "Company")
Filing of Prairie Creek Property Northwest Territories, Canada Technical Report

I, John Barrie Hancock, hereby consent to: (a) the public filing of the technical report entitled "Prairie Creek Property Northwest Territories, Canada Technical Report" dated effective June 151h 2012 (the "Technical Report") in support of the news release issued by the Company dated June 2th, 2012 (the "News Release"); and (b) the use of extracts from, and a summary of, the Technical Report in the News Release.

I hereby confirm that I have read the News Release and that it fairly and accurately represents the information in the parts of the Technical Report for which I am responsible.

Sincerely,

/s/ John Barrie Hancock
John Barrie Hancock, P.Eng.